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15025754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 06 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE DARCY GROUP, LLC (42692)**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 N. FRANKLIN STREET, SUITE 230
(No. and Street)

SYRACUSE	NEW YORK	13204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY S. DARCY, MANAGING MEMBER **(315) 471-1505**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **MARY S. DARCY**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THE DARCY GROUP, LLC**, as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

New York
Onondaga

EL HADJI S FALL
Notary Public - State of New York
NO. 01FA6297555
Qualified in Onondaga County
My Commission Expires Feb 24, 2018

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.
- ☐ (p) Schedule of proposed capital withdrawals.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
The Darcy Group, LLC

We have audited the accompanying statement of financial condition of The Darcy Group, LLC (a New York State limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Darcy Group, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of The Darcy Group, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Evans and Bennett, LLP

Certified Public Accountants

Syracuse, New York

February 17, 2015

THE DARCY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 27,164
Accounts receivable	7,810
Property and equipment - net	787
Prepaid expense	1,350
Other asset	2,000
	$ 39,111

LIABILITIES AND MEMBERS' CAPITAL

Payable to other brokers	$ 3,255
Accrued expenses and other liabilities	15,043
Total liabilities	18,298
Members' capital	20,813
	$ 39,111

A copy of the Statement of Financial Condition of the December 31, 2014 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Darcy Group, LLC (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of New York. As such, the members are not liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities

The securities in the Company's trading account are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes. The Company had no trading account positions at December 31, 2014.

Advertising Expense

The Company expenses advertising costs as incurred. The advertising expense was $0 for the current year.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2011 through 2014 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

The Company has been organized as a Limited Liability Company (LLC) under the Internal Revenue Code and the New York State Tax Law. Under this election, the income is taxed directly to the members. An LLC filing fee is recorded as an income tax expense.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2015 and February 17, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2014 is as follows:

Equipment	$	8,438
Accumulated depreciation		(7,651)
Property and equipment - net	$	787

Depreciation expense was $401 for the year ended December 31, 2014 (see Note 7).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014 the percentage of aggregate indebtedness $18,298 to net capital $16,507, both as defined, was approximately 111% (1.11 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $11,507.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Syracuse, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

Note 5. Commitments and Contingencies

The Company leases its office space under a noncancellable lease agreement which expires October 31, 2017, at a monthly rental $1,350. These agreement contains an annual real estate tax tenant's allocable share assessment. Rent expense was $12,141 for the year ended December 31, 2014.

The minimum lease commitments at December 31, 2014 are as follows:

2015	$	16,200
2016		16,200
2017		13,500
2018		-
2019		-
Total	$	45,900

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 7. Related Party Transactions

The Company's operating expenses are partially subsidized by Darcy & Co., Inc. (a related entity), which reimburses the Company on a pro-rata usage basis. The reimbursement was $17,225 for the year ended December 31, 2014. The Company also utilizes property and equipment, which is owned by Darcy & Co., Inc. (a related entity). The charge for usage is netted in the above-mentioned reimbursement.